787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

October 19, 2017

Via EDGAR

Ms. Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The New Ireland Fund, Inc. (the “Fund”);

Registration Statement on Form N-2 Filed on September 12, 2017

Securities Act File No. 333-220436; Investment Company Act File No. 811-05984

Dear Ms. Browning:

This letter responds to comments on the above-referenced Registration Statement that you provided in a telephone conversation with the undersigned on October 6, 2017 and with the undersigned and Elliot Gluck of this office on October 17, 2017. For your convenience, the substance of your comments has been restated below. The Fund’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

GENERAL

Comment No. 1: We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”).

Response: The Fund and its management acknowledge this responsibility.

Comment No. 2: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in a comment response letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund understands that the Staff may have additional comments on the above-referenced portions.

Securities and Exchange Commission

October 19, 2017

Comment No. 3: Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with the Registration Statement.

Response: The Fund has neither submitted nor expects to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment No. 4: Please confirm if the Fund will issue debt or preferred securities within the next twelve months. If so, please disclose the fees and expenses in the Registration Statement.

Response: The Fund does not intend to issue debt or preferred securities within the next twelve months.

Comment No. 5: Responses to these comments should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change.

Response: The Fund confirms that it will comply with the above comment.

Comment No. 6: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Comment No. 7: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction described in the Registration Statement. Please file any underwriting agreement in a post-effective amendment to the filing.

Response: The Registration Statement was filed with FINRA for review, and the Corporate Financing Department of FINRA issued a conditional no objections letter on September 22, 2017. The Fund confirms that it will file any underwriting agreement in a post-effective amendment to the filing.

Comment No. 8: Please indicate whether the Fund intends to issue securities within the next twelve months.

Response: The Fund currently intends to conduct an offering of rights to purchase shares of common stock within the next twelve months.

Securities and Exchange Commission

October 19, 2017

Comment No. 9: Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common shares. See Staff Legal Bulletin 19 (October 11, 2011), text at note 26.

Response: The Fund confirms that, concurrent with the filing of each prospectus supplement setting out the terms of an offering, it will file a legality opinion with a post-effective amendment with respect to the securities being offered in the offering.

PROSPECTUS

Outside Front Cover Page

Registration Fee Table

Comment No. 10: Please include a footnote explaining that the shares to be issued pursuant to the secondary over-subscription privilege are being registered under the Fund’s N-2 filing. Please also revise the disclosure throughout the Registration Statement to indicate that the shares issued pursuant to the secondary over-subscription privilege will be registered under this Registration Statement.

Response: The requested disclosure has been added to a footnote and the disclosure in the Registration Statement has been revised as appropriate to indicate that shares issued pursuant to a secondary over-subscription privilege are registered under the Registration Statement.

Comment No. 11: Please indicate which subparagraph the Fund is relying on under Section 457 of the Securities Act in footnote 2 to the Registration Fee Table.

Response: Footnote 2 to the Registration Fee Table has been revised to note that the Fund is relying on Rule 457(o) under the Securities Act.

Comment No. 12: Please disclose any standby or other underwriting arrangements with any underwriters, and revise the disclosure and Registration Fee Table and footnotes to reflect such arrangements if necessary.

Response: The Fund does not have, and has no current intent to enter into, any standby or other underwriting arrangements with any underwriters.

Comment No. 13: Please confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period. Please also confirm that the disclosure contained in the Prospectus, Prospectus Supplement and SAI discloses the services provided under contracts that provide for structuring fees, additional compensation or sales incentives, and how they will differ from those services provided by the Adviser. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund’s registration statement.

Securities and Exchange Commission

October 19, 2017

Response: The Fund confirms that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period. The Fund also confirms that the disclosure contained in the Prospectus, Prospectus Supplement and SAI, as appropriate, will disclose the services provided under contracts that provide for structuring fees, additional compensation or sales incentives, if any, and how they will differ from those services provided by the Adviser. The Fund submits that no disclosure updates to the Registration Statement are necessary at the current time and confirms that it will file any such contracts as exhibits to the Registration Statement.

Comment No. 14: Please add an undertaking to file a post-effective amendment for any offerings of rights to purchase common stock.

Response: The Fund has added the following undertaking to its Part C under (4)(a)(4) of Item 34 of Form N-2:

(4) The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

…

(4) if (i) it determines to conduct one or more offerings of the Fund’s shares of common stock (including rights to purchase its shares of common stock) at a price below its net asset value per share of common stock at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per share of common stock.

Comment No. 15: Given the Fund’s disclosure on p. 13 of the Registration Statement that “…it has recently been the case that the Fund’s Shares have traded at a discount from net asset value”, please revise the disclosure on the Cover Page to indicate that the Fund trades at a discount.

Response: The requested disclosure has been added.

Prospectus Summary

Use of Proceeds

Comment No. 16: Please reconcile the Fund’s disclosure that “[p]roceeds will be invested within approximately 60 days of receipt by the Fund.” with the disclosure in the Prospectus Supplement that “[t]he Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months.” Please indicate if the Fund will seek investor consent to extend the use of proceeds period past 6 months.

Securities and Exchange Commission

October 19, 2017

Please also address the reasons for a delay beyond three months to fully invest the offering’s proceeds under Instruction 2 to Item 7 of Form N-2: “Disclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.”

Response: The Prospectus and Prospectus Supplement have been amended to indicate that the proceeds from an offering will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months from the conclusion of the offering.

Investment Policies

Comment No. 17: You state that under normal circumstances, the Fund will invest at least 80% of its total assets in Irish equity and fixed income securities. Please clarify whether derivatives are included in such 80% basket.

Response: The Fund does not currently intend to invest in derivatives as part of its 80% investment policy. To the extent that the Fund does invest in derivatives as part of its 80% investment policy, it will update its disclosure as necessary.

Comment No. 18: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has considered the Staff observations concerning derivatives disclosure in the above-referenced letter and believes that its disclosure is consistent with such guidance.

Comment No. 19: The Fund’s 80% investment policy states “For purposes of this 80% investment policy, a security is generally considered to be an Irish security if: (i) it is issued by an issuer that is organized under the laws of, or has its principal office in, Ireland; (ii) its principal securities trading market is in Ireland; (iii) it is issued by an issuer that alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in Ireland; and/or (iv) is denominated in the currency of Ireland. The Fund’s 80% investment policy is a non-fundamental policy of the Fund and may be changed by the Fund’s Board of Directors (the “Board”) upon 60 days’ prior written notice to shareholders.” Please delete the word “generally” in the first line of the Fund’s 80% investment policy or add disclosure to indicate when a security is included in the 80% basket but is not considered an Irish security.

Securities and Exchange Commission

October 19, 2017

Response: The Fund has deleted the word “generally” in the first line of the Fund’s 80% investment policy.

Comment No. 20: Please revise the phrase “highest concentration” in (iii) of the Fund’s 80% investment policy. The Staff believes that “highest concentration” may not constitute a majority and the Staff believes that a majority would be required to show economic ties to the particular country or region under Rule 35d-1. See SEC Release No. IC-24828 at footnote 24. Please also supplement clarify the meaning of “on a consolidated basis.”

Response: The requested change has been made. The Fund has replaced “highest concentration” with “majority.” The phrase “on a consolidated basis” in the above-referenced disclosure means consolidated with wholly-owned or majority-owned subsidiaries or otherwise reflected in the issuer’s consolidated financial statements.”

Comment No. 21: Please revise or eliminate (iv) of the Fund’s 80% investment policy. The currency of Ireland is the Eurodollar, and the Staff believes that the Fund could invest up to 80% of its assets in securities denominated in the Eurodollar, in violation of Rule 35d-1 of the Investment Company Act of 1940, as amended.

Response: (iv) of the Fund’s 80% investment policy has been removed.

Comment No. 22: Please revise the phrase “[t]he portion of” in the following disclosure: “The portion of the Fund’s assets not invested in Irish equity and fixed income securities may be invested in other types of securities, including equity and debt securities of issuers from throughout the world regardless of whether such issuers are or may be affected by developments in the Irish economy or Ireland’s international economic relations.” Please also provide more detail regarding “equity and debt securities of issuers throughout the world”, including whether emerging markets and frontier markets are included in “issuers throughout the world”, and the characteristics of such equity and debt securities, including liquidity, term, credit quality, duration, whether debt securities are considered junk bonds, etc. Please add additional risk disclosure as appropriate.

Response: The Fund has revised “The portion of the Fund’s assets” to “Fund assets”. The Fund submits that the Registration Statement contains disclosure noting the credit quality of the fixed income securities in which it may invest, in addition to disclosing that the Fund may invest in fixed income securities of any maturity or duration. The Fund has changed the references to “debt securities” to “fixed income securities.” The Fund has added disclosure indicating the types of equity securities and fixed income securities in which the Fund may invest. The Fund confirms that it may invest in emerging markets and has added disclosure clarifying such investments, as well as corresponding risk disclosure.

Comment No. 23: Please clarify the meaning of “equity securities that are not listed on any securities exchange” in the last sentence of the first paragraph of the Fund’s 80% investment policy. Please also confirm whether the Fund invests more than 15% in funds that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, and if so, state that the minimum initial investment of the Fund is $25,000 and investors must be accredited investors.

Securities and Exchange Commission

October 19, 2017

Response: The Fund submits that “equity securities that are not listed on any securities exchange” include private companies in that they are not publicly listed. The Fund supplementally confirms that it does not invest greater than 15% of its assets in funds that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended.

Comment No. 24: Please clarify whether the fixed-income credit quality ratings contained in the second paragraph of the Fund’s 80% investment policy are measured at time of purchase or thereafter. If a fixed income security is downgraded, please state whether the Fund will sell the security and add additional risk disclosure as required.

Response: The Fund notes that the minimum credit quality standards stated above are applied at the time that the Fund purchases a fixed income security. If a fixed income security is downgraded, the Adviser will review whether to sell the security.

Comment No. 25: Please add risk factors relating to unlisted securities, including (over-the-counter risk, liquidity risk).

Response: The Fund submits that the Prospectus includes a risk factor entitled “Unlisted Securities.” The Fund has, however, enhanced the risk disclosure in such risk factor.

Comment No. 26: Please reconcile the disclosure regarding costs of short sales in the subsection “TAXATION – Certain Securities Transactions: Constructive Sales” of the Statement of Additional Information with the Fund’s fundamental investment restriction prohibiting short sales.

Response: The subsection “TAXATION – Certain Securities Transactions: Constructive Sales” has been revised to remove references to short sales.

Summary of Fund Expenses

Comment No. 27: In the Summary of Fund Expenses table, “Dividend Reinvestment Plan Fees” are shown as “None”, however, the Fund’s other disclosure notes that participants in the dividend reinvestment plan pay transaction-based charges. Per Instruction 4 to Item 3 of Form N-2, please revise the line item for “Dividend Reinvestment Plan Fees” to reflect the transaction-based charges referenced in the previous sentence.

Response: The Fund has revised the table and footnote to reflect potential transaction fees that may be borne by participants in the Dividend Reinvestment Plan. The Fund confirms that all transaction fees required to be disclosed in the “Summary of Fund Expenses” table per Instructions 4 and 5 to Item 3 of Form N-2 are disclosed.

Securities and Exchange Commission

October 19, 2017

Comment No. 28: Please disclose any costs of leverage or borrowing in the Summary of Fund Expenses table and add a corresponding footnote, if applicable, under Instruction 8 of Item 3(1) of Form N-2.

Response: The Fund does not engage in leverage or borrowing for investment purposes.

Comment No. 29: Please include a footnote to the Summary of Fund Expenses table that common stockholders of the Fund will pay all offering expenses involved with the offering and provide estimated amounts of such expenses. Please include also amounts for organizational expenses.

Response: Footnote 1 has been revised to state that common stockholders will pay all offering expenses involved with an offering. An estimated amount of such expenses cannot be added, as the Prospectus does not contemplate a specific offering. Such estimate will be included in a Prospectus Supplement setting out the terms of a specific offering. The Fund was formed in 1990, and no longer has organizational expenses.

Use of Proceeds

Comment No. 30: Please revise the “Use of Proceeds” section under Item 7.2, Guidance 1 in accordance with Comment 16 above.

Response: The requested change has been made.

Description of Shares

Comment No. 31: Please relocate the table listed under “Description of Shares – Tender Offer” to “Description of Shares”.

Response: The requested change has been made.

Comment No. 32: Please complete the share price table in accordance with Instructions 4 and 5 of Item 8(5)(b) of Form N-2.

Response: The requested change has been made.

Comment No. 33: Please explain what is meant by “or other documentation” in the second sentence of the first paragraph of the subsection entitled “Description of Shares – Rights”.

Response: The Fund has clarified that “or other documentation” refer to rights cards distributed to registered holders in lieu of a rights certificate.

Comment No. 34: We note the disclosure “[t]o the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.” In the form of Prospectus Supplement, you note that “The Fund has been advised that the Investment Adviser and each of the Fund’s Directors may exercise some or all of the Rights initially issued to them, and may request additional Common Shares pursuant to the over-subscription privilege.” Please clarify in the Prospectus Supplement to whom the Fund can issue shares other than to shareholders.

Securities and Exchange Commission

October 19, 2017

Response: The Fund has added the following disclosure to the form of Prospectus Supplement: “The Fund will not otherwise offer or sell any Shares that are not subscribed for pursuant to the Primary Subscription, the Over-Subscription Privilege or the Secondary Over-Subscription Privilege pursuant to the Offer.”

Investment Policies

Comment No. 35: Please revise the Fund 80% investment policy in accordance with Comments 17 to 24 above.

Response: The requested change has been made.

Comment No. 36: Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds (as defined in Form N-2) do not exceed 0.01 percent (one basis point) of average net assets of the Fund in accordance with Instruction 10 to Item 3(1) of Form N-2. If so, please add a line item for “Acquired Funds Fees and Expenses” in the Fund’s Summary Fee Table.

Response: The Fund confirms that it does not indirectly incur Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.

Plan of Distribution

Comment No. 37: Please disclose any standby or other underwriting arrangements with any underwriters, and revise the disclosure and Registration Fee Table and footnotes to reflect such arrangements if necessary.

Response: The Fund does not have, and has no current intent to enter into, any standby or other underwriting arrangements with any underwriters.

Comment No. 38: Please note that, in the Staff’s opinion, the description of the Plan of Distribution is vague. Consider revising to provide more detail under Item 5 of Form N-2.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will supplement the disclosure in the Plan of Distribution section.

Securities and Exchange Commission

October 19, 2017

PROSPECTUS SUPPLEMENT

Comment No. 39: To the extent applicable, please incorporate any comments given by the Staff to make additional disclosures throughout the registration statement, including the form of Prospectus Supplement as appropriate.

Response: The Fund will incorporate such comments as necessary.

Cover Page

Comment No. 40: Please delete the phrase “OR ACCRETION” in the paragraph beginning “Shareholders who do not fully exercise their rights…” in accordance with Letter from Carolyn B. Lewis, Assistant Director, SEC Division of Investment Management, to Registrants (Feb. 22, 1993).

Response: The requested change has been made.

Outside Cover Page

Comment No. 41: Please add disclosure stating that all costs of the offering will be borne by the Fund, and indirectly by current shareholders whether they exercise their rights or not.

Response: The requested change has been made.

Comment No. 42: If the exercising of rights offered under the Prospectus Supplement is irrevocable, please add disclosure indicating such to the Outside Cover Page and throughout as appropriate.

Response: The requested change has been made.

Comment No. 43: Please confirm that the pricing table will appear on the Outside Cover Page.

Response: The Fund confirms that the pricing table will appear of the Outside Cover Page.

Comment No. 44: Please confirm that no underwriter will receive an over-allotment or other compensation under instruction 4 to Item, 1 of Form N-2. Please add a footnote to the base fee table disclosing any over-allotment option, presenting maximum-minimum information in the price table or in a footnote thereto, based on the purchase of all or none of the shares subject to the option.

Response: The Fund confirms that no underwriter will receive an over-allotment or other compensation.

Securities and Exchange Commission

October 19, 2017

Comment No. 45: Please confirm that no disclosure is required under Instruction 3 to Item 1(g) of Form N-2. Please revise as appropriate.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will include the disclosure required by Instruction 3 to Item 1(g) of Form N-2 if appropriate.

Comment No. 46: We note that you state “[i]n connection with the sale of our Shares, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.” Please confirm that all fees are correctly reflected in the fee table.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will include all appropriate fees in the fee table.

Comment No. 47: To the extent applicable, indicate on the cover page any sales loads described or commission to be paid to underwriters, dealers or agents that participate in the distribution of the shares (i.e., discounts and commissions received from the Fund, any profit realized by them on the resale of Shares that may be deemed to be underwriting discounts and commissions under the Securities Act) considered to be compensation by FINRA.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will indicate on the cover page any sales loads or commission to be paid to underwriters, dealers or agents that participate in the distribution of the shares considered to be compensation by FINRA.

Comment No. 48: Please clarify whether the “Underwriting discounts and commissions” line item in the expense table is solely based upon the Dealer Manager solicitation fee listed in footnote 1 to the table. Otherwise, please revise to reflect the aggregate underwriting discounts and commissions involved in the offering.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will contain clear disclosure regarding the basis for any underwriting discounts and commissions reflected in the expense table.

Securities and Exchange Commission

October 19, 2017

Comment No. 49: In the second footnote to the expense table, please state the total and per-share amount of all fees that the fund shareholders will pay directly and indirectly. Please also state the per-share and total amount of proceeds after fees and expenses.

Response: The requested change has been made.

Comment No. 50: Please add a footnote to the expense table stating that any sales loads are directly paid by shareholders and any offering expenses are paid indirectly by shareholders, and note that such fees and expenses will immediately reduce the net asset value (“NAV”) per share of any common share purchased in a rights offering of the Fund.

Response: The requested change has been made.

Cover

Comment No. 51: Please add disclosure to p. R-i that the Prospectus Supplement will be amended and will be delivered to investors.

Response: The requested change has been made.

Summary of the Terms of the Rights Offering

Comment No. 52: Please state the Fund’s cancellation or extension policy of the rights offering. Please explain the effects of any fees, commissions paid or discounts if the offering is cancelled.

Response: The Fund has added disclosure stating that it may extend or terminate the rights offering at any time.

Comment No. 53: Please confirm that the Fund will not issue more than one share for every three rights held in accordance with Association of Publicly Traded Investment Funds No Action Letter, Ref. No. 85-299-CC (pub. avail. August 2, 1985).

Response: The Fund confirms that it will not issue more than one share for every three rights in accordance with Association of Publicly Traded Investment Funds No Action Letter, Ref. No. 85-299-CC (pub. avail. August 2, 1985).

Comment No. 54: In the second paragraph of the subsection entitled “Summary of the Terms of the Rights Offering – Over-Subscription Privilege”, please add the phrase “(i.e. not below NAV)” after the phrase “is equal to or less than the Subscription Price” in the first sentence of the paragraph.

Response: The Fund notes that it may conduct an offering of rights to issue shares of common stock shares below NAV and has added additional disclosure to clarify.

Securities and Exchange Commission

October 19, 2017

Comment No. 54A: Please provide a legal analysis explaining why it is permissible under Section 23(b) of the 1940 Act and applicable no-action guidance (Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985), Pilgrim Regional Bank Shares Inc. (pub. avail. Dec. 11, 1991)) for the Fund to issue shares at below NAV in the secondary over-subscription privilege.

Response: Section 23(b)(1) of the 1940 Act provides that a closed-end fund may not sell any of its common stock at a price below the current NAV of such stock (exclusive of any distributing commission or discount), except “in connection with an offering to the holders of one or more classes of its capital stock.”  In an interpretive letter issued to the Association of Publicly Traded Investment Funds (Aug. 2, 1985) (“APTIF”), the Staff stated its belief that, for purposes of Section 23(b)(1) of the 1940 Act, a transferable rights offering made by a closed-end fund at a price below current NAV is “in connection with an offering to the holders of one or more classes of its capital stock” if the offering meets certain guidelines, including that the ratio of the offering does not exceed one new share for each three rights held. In Pilgrim Regional Bank Shares Inc. (Dec. 11, 1991) (“Pilgrim”), the Staff did not provide no-action assurance to a closed-end fund that proposed to conduct a transferable rights offering on the basis of one new share for each one right held.

The letters cited above followed Investment Company Act Release No. 9932 (Sept. 15, 1977) (“Release 9932”), in which the Staff conditioned transferable rights offerings by closed-end funds at below NAV on the directors making a determination “that there is a reasonable likelihood that the existing shareholders would exercise a very substantial majority of the rights.” This position, however, was superseded by APTIF. The Staff’s concerns with closed-end funds conducting rights offerings at below NAV are based on the Staff’s view that Section 23(b)(1) should not be interpreted “to allow for a situation wherein a closed-end company could raise additional capital through an offering at below net asset value which, although ostensibly structured so that the shares can be purchased by existing shareholders, was in reality directed to the general public.”1 For this reason, the Staff stated that “[w]hile the ‘in connection with an offering to holders’ exception in 23(b)(1) is available in situations where companies desire to make non-transferable rights offerings to their existing shareholders, even though some dilution is possible…, questions can be raised with respect to transferable rights offerings, since in such offerings the general public can also subscribe for shares, thereby increasing any dilutive effects of the offerings upon existing shareholders.”2

Any secondary over-subscription privilege in a rights offering by the Fund pursuant to which the Fund’s shares of common stock may be purchased at a price below NAV would be limited to existing shareholders of the Fund on the record date of the offering. Specifically, the form of prospectus supplement included in the Registration Statement states that “rights acquired in the secondary market may not participate in any secondary over-subscription privilege” and secondary over-subscription shares “will be allocated only among Record Date Shareholders who submitted over-subscription requests.” Thus, there is no concern that “the general public can also subscribe for shares” in the secondary over-subscription privilege, and in fact, all shares issued pursuant to the secondary over-subscription privilege would be issued to existing shareholders on the record date of the offering. The Fund therefore submits that the offering of shares of common stock at below NAV pursuant to the secondary over-subscription privilege described in the Registration Statement is consistent with, and falls within the exception of, Section 23(b)(1) set out above. The Fund further submits that its proposed secondary over-subscription privilege is consistent with that of other closed-end funds whose registration statements have been declared effective by the Staff.3

1 Release 9932.

2 Id. (emphasis added)

3 See Rivernorth Opportunities Fund, Inc. (File No. 333-220156); and Reaves Utility Income Fund, Inc. (333-218822).

Securities and Exchange Commission

October 19, 2017

Comment No. 54B: Please represent that the Fund will not issue shares at below NAV in the secondary over-subscription privilege unless the Staff notifies the Fund that it does not object to the Fund doing so.

Response: The Fund represents that it will not issue shares at below NAV in the secondary over-subscription privilege unless the Staff notifies the Fund that the Staff does not object to the Fund doing so.

Comment No. 55: Please confirm whether the issuance of shares pursuant to the secondary over-subscription privilege is an extension of the rights offering.

Response: The Fund confirms that the issuance of shares pursuant to the secondary over-subscription privilege is not an extension of the rights offering.

Comment No. 56: Please confirm that the subscription price of shares issued pursuant to the secondary over-subscription privilege will be the same as the primary subscription and the over-subscription price.

Response: The Fund confirms that the subscription price of shares issued pursuant to the secondary over-subscription privilege will be the same as the primary subscription and the over-subscription price, and has revised its definition of “over-subscription” to clarify.

Comment No. 57: Please note that the subsection entitled “Summary of the Terms of the Rights Offering – Solicitation Fee” conflicts with information disclosed regarding the Dealer Manager and that the term “broker-dealers” could be confusing to shareholders. Please revise accordingly.

Response: The Fund has removed the subsection entitled “Summary of the Terms of the Rights Offering – Solicitation Fee”.

Comment No. 58: In the subsection entitled “Summary of the Terms of the Rights Offering – Sale of Rights”, please define “timely manner” in the phrase “If the Rights Agent receive Rights for sale in a timely manner…” in the fifth paragraph of that subsection.

Response: “[T]imely manner” has been replaced with “[   ] Business Days prior to the Expiration Date”.

Securities and Exchange Commission

October 19, 2017

Comment No. 59: In the subsection entitled “Summary of the Terms of the Rights Offering – Sale of Rights”, please clarify “other expenses” in the phrase “less any applicable brokerage commissions, taxes and other expenses” and confirm that such other expenses are non-material and will be reflected in the “Other Expenses” line item of the fee table.

Response: “Other expenses” in the above-referenced disclosure refers to costs incidental to the Rights offering. The Fund confirms that such “other expenses” are non-material and will be reflected in the “Other Expenses” line item of the fee table.

Comment No. 60: Please revise the subsection entitled “Summary of the Terms of the Rights Offering – Use of Proceeds” in accordance with Comment 16.

Response: The requested change has been made.

Comment No. 61: On p. R-4, the Registration Statement states that “[d]epending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from the offering, may be used to pay distributions in accordance with the Fund’s distribution policy.” Please disclose that such distributions may be a return of capital and disclose the associated risks in plain English.

Response: The requested change has been made.

Description of the Rights Offering

Comment No. 62: Please disclose whether the Board has determined that the rights offering is in the best interests of the Fund and its shareholders and the conditions under which it considered.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements which, in the case of rights offerings, will indicate the Board’s considerations in connection with approving any rights offering.

Comment No. 63: Please clarify what “(or any extension thereof)” means in the penultimate sentence of the first paragraph in the subsection “Terms of the Rights Offering”

Response: The phrase “(or any extension thereof)” refers to any extension of the Subscription period. The Registrant has revised the disclosure to clarify.

Comment No. 64: With respect to plain English disclosure, consider using only one defined term for “Subscription” so that investors may more easily make informed decisions.

Response: The requested change has been made.

Securities and Exchange Commission

October 19, 2017

Comment No. 65: Please clarify the meaning of “by other appropriate documentation…” in the first sentence of the second paragraph in the subsection “Description of the Rights Offering – Terms of the Rights Offering.”

Response: “[B]y other appropriate documentation” refers to a rights card distributed to registered shareholders in lieu of subscription certificates.

Comment No. 66: Please add clarifying disclosure relating to the secondary over-subscription in the third paragraph in the subsection “Description of the Rights Offering – Terms of the Rights Offering.”

Response: The requested change has been made.

Comment No. 67: In the footnote to the table in the subsection “Description of the Rights Offering – Important Dates to Remember”, please indicate to whom Rights must be delivered to by 5:00 pm on the Expiration Date to subscribe for Fund shares.

Response: The requested change has been made.

Comment No. 68: Please revise the description of the offering of securities to persons other than shareholders in accordance with Comment 34.

Response: The requested change has been made.

Comment No. 69: The disclosure in the subsection entitled “Description of the Rights Offering – Sales by Rights Agent” discusses the activities of the Dealer Manager. Please revise this subsection or relocate the disclosure involving the Dealer Manager to a different heading entitled “Dealer Manager” to separately address the role of the Dealer Manager.

Response: The Fund has added a new heading and relocated the relevant disclosure as appropriate.

Comment No. 70: Please disclose the compensation the Dealer Manager will receive and from whom. Please also disclose any fees to be paid to any other entity, including pricing etc.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements which, in the case of rights offerings, will disclose the compensation paid to the Dealer Manager and any fees to be paid to any other entity.

Comment No. 71: Please indicate where proceeds from the offering will be held and which party receives the benefit of any interest earned under Item 5(8) of Form N-2.

Response: The requested change has been made.

Securities and Exchange Commission

October 19, 2017

Comment No. 72: In the subsection entitled “Description of the Rights Offering – Method of Transferring Rights”, please note that the first two paragraphs describe sales of Rights rather than transfers. Please revise the heading or revise the disclosure to appropriately match.

Response: The requested change has been made.

Comment No. 73: Please consider revising the use of the term “transferor” in subsection entitled “Description of the Rights Offering – Method of Transferring Rights” so as to avoid confusion of shareholders.

Response: The requested change has been made.

Comment No. 74: Please indicate in the subsection entitled “Description of the Rights Offering – Rights Agent” that the Fund’s shareholders will indirectly pay the fees paid to the Rights Agent.

Response: The requested change has been made.

Comment No. 75: Please ensure that all fees and expenses related to the rights offering are disclosed in the Prospectus Supplement, pricing table and the Table of Fees and Expenses, otherwise, please the tables revise accordingly. Please also clarify the phrase “certain expenses relating to the Rights Offering” in the subsection entitled “Description of the Rights Offering – Rights Agent.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As the Registration Statement is a “shelf” registration statement, securities will be sold on terms to be set forth in one or more Prospectus Supplements, which will disclose all fees and expenses of the relevant offering in the pricing table and fees and expenses table.

Comments No. 76: Please confirm that if investors’ funds will be forwarded to an escrow account, please identify the escrow agent, and briefly describe the conditions for release of the funds, whether such funds will accrue interest while in escrow, and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors under Item 5(8) of Form N-2.

Response: The Fund confirms that investors’ funds will be maintained by the Rights Agent. The Rights Agent incurs certain costs in maintaining investors’ funds, whether or not the Rights offering is consummated. As a result, pursuant to the Subscription Agent Agreement, the Rights Agent is entitled to keep such interest.

Comments No. 77: Please add the phrase “(as a percentage of net assets)” following the title “Annual Operating Expenses” in the Table of Fees and Expenses.

Response: The requested change has been made.

Securities and Exchange Commission

October 19, 2017

Expense Example

Comment No. 78: Please clarify what the “Annual Expenses table” refers to and please confirm that the expense example is in compliance with Instruction 11(c) of Item 3 of Form N-2.

Response: The Fund has clarified the reference to the Table of Fees and Expenses. The Fund confirms that the expense example is in compliance with Item 3 of Form N-2.

Special Characteristics and Risks of the Offering.

Comment No. 79: Please disclose the possible dilutive effect of the offering for nonparticipating shareholders.

Response: The requested change has been made.

Comment No. 80: Please clarify the Fund’s leverage strategy and disclose the costs of leverage.

Response: The Fund does not engage in leverage for investment purposes.

Comment No. 81: Please disclose the conflicts of interest involved with increased fund assets and increased fund advisory fees, well as any thirty party service providers that receive an asset-based fee.

Response: The requested change has been made.

*             *             *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8762 or Elliot Gluck at (212) 728-8138.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Lelia Long, The New Ireland Fund, Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP

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